UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT

(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT

(Name of Person Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

DE 0007172009

(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts,

each representing one Ordinary Share

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.

Müllerstrasse 178

13353 Berlin

Federal Republic of Germany

Telephone: (011-49-30) 468-1111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Peter S. Wilson, Esq.

Worldwide Plaza

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019-7475

Telephone: (212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This amendment to Schedule 14D-9 amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Schering AG on April 18, 2006 in order to reflect the exhibits in the form mailed and given to shareholders.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is Schering Aktiengesellschaft (“Schering AG” or the “Company”), a stock corporation (Aktiengesellschaft) registered under the laws of the Federal Republic of Germany. The address of the principal executive offices of Schering AG is Müllerstrasse 178, 13353 Berlin, Federal Republic of Germany. The telephone number of Schering AG at its principal executive offices is (011-49-30) 468-1111.

Securities.

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates are (i) the ordinary shares, with no par value, of the Company (the “Ordinary Shares”) and (ii) the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share. As of April 18, 2006, there were 194,000,000 Ordinary Shares outstanding (including Ordinary Shares represented by American Depositary Shares), of which 3,554,500 shares were held in the treasury of the Company. As of January 31, 2006, there were 7,498,869 issued and outstanding American Depositary Shares.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company. Schering AG’s name, business address and business telephone number are set forth in Item 1 above.

The information contained in Section III.2 (“Information about the Bidder, Bayer AG and the Bayer Group”) and Section III.3 (“Information about the Offer”) of the Joint Opinion of the Executive Board and Supervisory Board of the Company attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information contained in Section VII.4 (“Effects on Existing Stock Option Plans and Stock Appreciation Rights”), Section VIII.1 (“Certain Interests of Members of the Executive Board”), Section VIII.2 (“Certain Interests of Members of the Supervisory Board”) and Section VIII.3 (“Agreements with Members of the Executive Board or the Supervisory Board”) of the Joint Opinion of the Executive Board and Supervisory Board of the Company attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The information contained in Section XII.1 (“Recommendation of the Executive Board and the Supervisory Board”), Section XII.2 (“Reasons for the Recommendation”) and Section XI (“Intentions of the Members of the Executive Board and the Members of the Supervisory Board to Accept the Offer”) of the Joint Opinion of the Executive Board and Supervisory Board of the Company attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information contained in Section IV (“Persons Employed and Compensated”) of the Joint Opinion of the Executive Board and Supervisory Board of the Company attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information contained in Section X (“Interest in Securities of the Subject Company”) of the Joint Opinion of the Executive Board and Supervisory Board of the Company attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information contained in Section XII.1 (“Recommendation of the Executive Board and the Supervisory Board”) of the Joint Opinion of the Executive Board and Supervisory Board of the Company attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

The Joint Opinion of the Executive Board and Supervisory Board of the Company attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Joint Opinion of the Executive Board and Supervisory Board of the Company, dated April 18, 2006

(a)(2)	Press Release of the Company, dated April 18, 2006

(a)(3)	Opinion of Morgan Stanley delivered to the Executive Board and Supervisory Board of the Company, dated March 27, 2006 (included as Exhibit 1 to the Joint Opinion of the Executive Board and Supervisory Board of the Company)

(a)(4)	Opinion of Dresdner Kleinwort Wasserstein delivered to the Executive Board and Supervisory Board of the Company, dated April 13, 2006 (included as Exhibit 2 to the Joint Opinion of the Executive Board and Supervisory Board of the Company)

(a)(5)	Statement by the Group Works Council of the Company, dated April 18, 2006 (included as Exhibit 3 to the Joint Opinion of the Executive Board and Supervisory Board of the Company)

(e)(1)	Confidentiality agreements between the Company and Bayer Aktiengesellschaft, dated March 19, 2006

(e)(2)	Letter sent by Bayer Aktiengesellschaft to the Company, dated March 23, 2006

(e)(3)	Letter sent by the Company to Bayer Aktiengesellschaft, dated March 23, 2006

(e)(4)	Summary of Employment Arrangements between the Company and Dr. Hubertus Erlen (incorporated herein by reference to Exhibit 4.1 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(5)	Summary of Employment Arrangements between the Company and Dr. Karin Dorrepaal (incorporated herein by reference to Exhibit 4.2 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(6)	Summary of Employment Arrangements between the Company and Dr. Ulrich Köstlin (incorporated herein by reference to Exhibit 4.3 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(7)	Summary of Employment Arrangements between the Company and Marc Rubin (incorporated herein by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(8)	Summary of Employment Arrangements between the Company and Dr. Jörg Spiekerkötter (incorporated herein by reference to Exhibit 4.5 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(9)	Summary of Employment Arrangements between the Company and Prof. Dr. Rainer Metternich

(e)(10)	Description of Change of Control Provisions of Employment Arrangements between the Company and Members of the Executive Board of the Company

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Schering Aktiengesellschaft

By:	/s/ H. Erlen
Name:	Dr. Hubertus Erlen
Title:	Chairman of Executive Board

By:	J. Spiekerkötter
Name:	Dr. Jörg Spiekerkötter
Title:	Member of the Executive Board

Dated: April 18, 2006

Exhibit Index

Exhibit Number	Description
(a)(1)	Joint Opinion of the Executive Board and Supervisory Board of the Company, dated April 18, 2006

(a)(2)	Press Release of the Company, dated April 18, 2006

(a)(3)	Opinion of Morgan Stanley delivered to the Executive Board and Supervisory Board of the Company, dated March 27, 2006 (included as Exhibit 1 to the Joint Opinion of the Executive Board and Supervisory Board of the Company)

(a)(4)	Opinion of Dresdner Kleinwort Wasserstein delivered to the Executive Board and Supervisory Board of the Company, dated April 13, 2006 (included as Exhibit 2 to the Joint Opinion of the Executive Board and Supervisory Board of the Company)

(a)(5)	Statement by the Group Works Council of the Company, dated April 18, 2006 (included as Exhibit 3 to the Joint Opinion of the Executive Board and Supervisory Board of the Company)

(e)(1)	Confidentiality agreements between the Company and Bayer Aktiengesellschaft, dated March 19, 2006

(e)(2)	Letter sent by Bayer Aktiengesellschaft to the Company, dated March 23, 2006

(e)(3)	Letter sent by the Company to Bayer Aktiengesellschaft, dated March 23, 2006

(e)(4)	Summary of Employment Arrangements between the Company and Dr. Hubertus Erlen (incorporated herein by reference to Exhibit 4.1 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(5)	Summary of Employment Arrangements between the Company and Dr. Karin Dorrepaal (incorporated herein by reference to Exhibit 4.2 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(6)	Summary of Employment Arrangements between the Company and Dr. Ulrich Köstlin (incorporated herein by reference to Exhibit 4.3 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(7)	Summary of Employment Arrangements between the Company and Marc Rubin (incorporated herein by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(8)	Summary of Employment Arrangements between the Company and Dr. Jörg Spiekerkötter (incorporated herein by reference to Exhibit 4.5 of the Annual Report on Form 20-F filed by the Company on March 10, 2006)

(e)(9)	Summary of Employment Arrangements between the Company and Prof. Dr. Rainer Metternich

(e)(10)	Description of Change of Control Provisions of Employment Arrangements between the Company and Members of the Executive Board of the Company